VAN KAMPEN SENIOR FLOATING RATE FUND

Item 77C:  Matters Submitted to a Vote of Security Holders -
June 5, 2003

Approval of an Agreement and Plan of Reorganization, dated June 13, 2003, pursuant to which Van Kampen Senior Floating Rate Fund would (i) transfer all of its assets and liabilities to Van Kampen Prime Rate Income Trust, now known as the Van Kampen Senior Loan Fund, in exchange for Class C shares of Van Kampen Prime Rate Income Trust, (ii) distribute such Class C shares to its shareholders and (iii) dissolve itself.

For:  18,632,172         Against:  1,082,214      Abstain:
1,448,550